CrowdCheck Law, LLP
700 12 Street, Suite 700
Washington DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 7, 2021

Re:	Crush Capital Inc.
Offering Statement on Form 1-A
Filed August 10, 2020
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of September 4, 2020 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”). We appreciate your thoughtful attention to the Company’s Offering Statement. We note that a number of the Staff’s comments relate to the process that will be used in selecting the “Going Public” issuers and to the process that each such featured issuer would follow in conducting an offering, including in each case the involvement of the Company and other parties therein. We believe it makes sense to first present a general discussion of the selection process onwards and the roles of the various parties therein, and then address the regulatory comments raised in your September 4, 2020 letter. Thereafter, we have set out the Staff’s comments below, noting which comment or portion thereof, if any, has been addressed in the General Discussion section and indicating where any revisions have been made in the Offering Circular in response to the Staff’s comment. We note that the Staff’s comments have assisted the Company in refining its business plan and the manner in which “Going Public” issuers will be featured.

General Discussion

As previously noted to the Staff, Crush Capital intends to operate a technology and entertainment business. The Company will be casting to find potential issuers whose founders are charismatic and entertaining, and whose businesses represent good entertainment value for viewers. Applicant issuers will apply through the Company’s casting site to be considered for our program. To ensure that potential issuers are suitable for a visual entertainment platform, the Company will seek issuers in the eCommerce, consumer product, telemedicine, online health and remote work industries. The Company’s screening and selections from the pool of applicant issuers will be solely on entertainment and production value. Emphasis will be on issuers with existing customers and products and/or services that are easy or intuitive for unsophisticated viewers to understand.. Crush Capital is neither a broker-dealer nor investment adviser, and its screening and selections will not take into account any analyses of company valuations, stock pricing, quality of investment in the shares, or financial metrics. After the Company’s casting process is complete, INE Entertainment would then conduct a review from the remaining pool of applicant issuers, solely for entertainment production purposes, as described in the Offering Circular. A third level of review will be conducted by a FINRA member broker-dealer (“investment bank”), to the extent a prospective issuer seeks to have its offering underwritten by the investment bank on a firm commitment basis. In that instance, the investment bank would evaluate potential issuers from a financial and pricing perspective, as the investment bank would be the party to serve as firm commitment underwriter of the issuer’s securities offering, and it would have sole discretion to determine from the group of issuers pre-screened for entertainment value, those issuers they are willing to engage in a firm commitment underwriting process, in which case the investment bank would undertake all of the usual and customary underwriter responsibilities in regard to the structuring, due diligence and pricing of an offering of securities.

Those issuers which are selected by Crush Capital and INE Entertainment, and have not engaged an investment bank to conduct a firm commitment underwritten offering of its securities, will conduct a Regulation A offering on a best efforts basis. Crush Capital will recommend various service providers to these issuers, including for legal due diligence and documentation, accounting and auditing, marketing assistance, escrow agent services, transfer agent services and an accommodating broker-dealer for retail investors. These would be recommendations only. Each issuer would be free to select alternative service providers. It is anticipated that the retail broker-dealer to be recommended will be Dalmore Group, LLC (“Dalmore”), a FINRA member firm.

These issuers would file an offering statement with the SEC, determining the duration of, and the price or a price range for, their offerings in their sole discretion, and ultimately request qualification from the SEC. In this instance, the content features on “Going Public” will include issuer presentations and directed information, investor meetings in person or virtual, interactions between an issuer and its service providers, customers, board members, in each case with the subjects’ consents. INE Entertainment will edit and compile the presentations for the show. The final edit of content, which may include content from such meetings and presentations, will be determined by the relevant issuers and their advisers.

For those issuers that are willing to engage in a firm commitment underwriting process with, and have been selected by, an investment bank, the investment bank would work with the issuer to plan its Regulation A IPO, oversee a “Testing the Waters” campaign, and determine valuation and price. .

For those issuers that are selected for, and agree to, the Going Public series, Crush Capital will also recommend various service providers including, for legal due diligence and documentation, accounting and auditing, marketing assistance, escrow agent services, transfer agent services and an accommodating broker-dealer for retail investors, and each issuer would be free to select alternative service providers. It is anticipated that the retail broker-dealer to be recommended will be Dalmore Group, LLC (“Dalmore”), a FINRA member firm.

INE Entertainment, pursuant to an agreement entered into with Crush Capital, will film “Testing the Waters” roadshows, conducted in compliance with Rule 255 of Regulation A, other investor meetings in person or virtual, [issuer presentations and directed information – if no banker] as well as meetings and interactions between an issuer and its service providers, customers and board members, in each case with the subjects’ consents. INE Entertainment will edit and compile all presentations for purposes of producing an on-line video stream to be released as a serialized narrative, each episode lasting about 22 minutes in length. The final edit of content for each issuer, which may include content from such meetings and presentations, will be determined by the relevant issuer, in coordination with an investment bank, if any. In other words, Crush Capital, through its agreement with INE Entertainment, is at most the Executive Producer of content, the entire substance of which is the product solely of each issuer or the issuer and an investment bank in its role as underwriter.

INE Entertainment has selected Lauren Simmons to host the first season of show. In that role, Ms. Simmons is expected to introduce featured issuers and their respective management to the viewers. Ms. Simmons’ role would be limited in that she will not make recommendations, provide any investment advice, nor discuss the securities, valuations or financial metrics of the featured issuers. While production of the series will commence prior to the qualification of an issuer’s offering statement, no episodes will be released until each respective issuer’s offering statement has been qualified by the Securities and Exchange Commission (the “SEC” or the “Commission”). In addition, no episode will air without a legal review of the content by the issuer’s counsel. A season will consist of at most five issuers and at least three issuers, and “Going Public” will stream online, only after all of the issuers’ offering statements (comprising a season) have been qualified.

It is expected that where an investment bank is involved, the investment bank will not agree to a firm commitment of any offering of an issuer’s securities which it does not believe is capable of being fully subscribed to by its institutional customers. However, to be included in the series, the investment bank will have to agree to allow an allocation to retail investors (which would reduce the allocation otherwise subscribed to by its institutional customers). As to the retail investors, Crush Capital is providing the technology platform, goingpublic.com, that will enable retail investors to subscribe to an offering, subject to the review of the subscription by Dalmore Group, a FINRA member broker-dealer, and its recommendation to the issuer. As to underwriting and selling compensation, each firm commitment issuer will enter into an underwriting agreement with the investment bank providing for the purchase by the investment bank of the full amount of the offering, both the retail and institutional components. Retail investors would pay the same fixed price set by the investment bank as underwriter as institutional investors pay. Pursuant to the underwriting agreement, the investment bank would pay the issuer this fixed price less an underwriting discount that it has agreed to with each issuer.

For best efforts issuers selected by Crush Capital and INE Entertainment, Crush Capital is providing the technology platform, goingpublic.com, that will enable retail investors to subscribe to an offering, subject to the review of the subscription by Dalmore Group, a FINRA member broker-dealer, and its recommendation to the issuer. No episodes will be released until each respective issuer’s offering statement has been qualified by the SEC nor will any details of the offering nor enablement of retail investor subscriptions be available on goingpublic.com until respective SEC qualification(s) occur. In addition, no episode will air without a legal review of the content by the issuer’s counsel.

In a traditional registered IPO, the firm commitment underwriter (or syndicate and selected dealers, if any) will soft circle investors, using a red herring, for the purpose of oversubscribing the offering. This is because the underwriter typically wants to know the offering will be fully or at least substantially sold, so that the underwriter will not bear the risk of buying and holding the shares as principal. When the underwriter believes that offering is sufficiently subscribed to, the offering will go effective, a definitive prospectus will be issued, subscriptions will be confirmed and “at pricing” the underwriting agreement will be signed, at which time the shares are acquired by the underwriter (thus firm commitment) and are resold to the confirmed purchasers at the fixed price. The underwriters will typically allocate portions of the offering to retail accounts in order to ensure a bona fide public distribution of the securities in accordance with FINRA rules. Much the same will happen in these underwritten Regulation A offerings except that offering would be conducted on the basis of a price fixed prior to qualification, rather than a price range. The investment bank as underwriter will run a “Testing the Waters” campaign prior to qualification, effectively soft-circling its institutional investor base to determine a proposed price and valuation for each issuer. If the investment bank does not believe it can resell a sufficient amount of the entire offering following its “Testing the Waters” campaign, it will not proceed and the company will not be included in the “Going Public” series. If the investment bank is satisfied with the results of its “Testing the Waters” campaign, it and the issuer will agree on a definitive price per security that the issuer would include in its offering circular upon which it requests qualification. Following qualification, the offering may proceed to being included in the “Going Public” series. Please note that, while filming and production may commence before SEC qualification of the offering circular, no episode will be released until each issuer’s offering circular is qualified by the SEC, including the submission of definitive pricing. The firm commitment Regulation A offering would be a fixed price offering.

Once an episode has been aired, retail investors will have an opportunity to review the definitive offering circulars for each issuer appearing on the show (a live hyperlink to each offering circular will appear clearly on each episode) and to formally subscribe to an investment in the securities being offered. In addition, aside from customary investor background information, the subscribers will be required to make representations concerning their status as a “accredited investor,” or their otherwise meeting financial requirements for Regulation A offerings. Dalmore Group, a FINRA member firm, will serve as the accommodating broker dealer in respect of the retail investors that subscribe through the Company’s platform. The subscriptions from these retail investors will be reviewed by Dalmore and recommended to the issuer by Dalmore. The issuer would pay Dalmore a separate fee for its operations and compliance services for subscriptions through the Company’s platform in an amount that would be negotiated between Dalmore and each issuer.

The final appearances for the issuers would show the NASDAQ celebrations or “bell-ringing” ceremonies, if applicable. These final appearance may be staggered during the season depending on the progress of each issuer’s offering. Closing and settlement of underwritten offerings would follow traditional IPO timing (T+2), with funds from institutional investors and funds held in escrow on behalf of retail investors being paid to the relevant issuer after deduction of underwriting discount and other relevant offering expenses, as applicable. Each retail investor would be allocated securities, based on the underwriters’ allocation determination discussed above, and would be refunded by the escrow agent for any amounts paid in excess of the price of the securities allocated to him or her.

The primary difference from a traditional underwritten IPO, in addition to the fixed price offering, is that retail investors, by subscribing through the Company’s platform with Dalmore, are automatically included in the investment bank’s bookbuild and provided an allocation in the offering, rather than being dependent on the discretion of a retail brokerage firm in allocating IPO shares among its clients.

For those issuers undertaking a best efforts offering, we expect that the offering will most likely be conducted on the basis of a fixed price at qualification, though issuers may qualify with a price range and determine a price shortly thereafter, in accordance with Rule 253 under the Securities Act. The subscriptions from retail investors will be reviewed by Dalmore and recommended to the issuer by Dalmore. Upon an issuer’s acceptance of investors subscriptions (ie a “closing”), each such retail investor would be allocated securities by the issuer, in the issuer’s sole discretion, up to the full amount of such investor’s subscription. Issuers conducting best efforts offerings would determine, in their sole discretion, whether and when to conduct these closings, subject to any minimum offering set forth in their respective offering circulars. Such closing may occur during the airing of a season or thereafter. Following the airing of the final episode of a season, issuers conducting best efforts offerings would continue to be able to accept investor subscriptions at goingpublic.com until the termination of their offering. At each closing, the issuer would receive funds pursuant to the agreements the issuer has with its escrow agent and its accommodating broker-dealer.

We respectfully disagree with the Staff’s characterization of Crush Capital’s role in a number of its comments below. Crush Capital developed the overall concept of “Going Public,” will provide a technology platform for Regulation A investors, and will undertake a selection of potential issuers using a qualitative review of the people involved, public profiles and for entertainment value, which will not take into account company valuations, stock prices, or financial metrics. INE Entertainment would film the issuers’ meetings and presentations, including an investment bank’s “Testing the Waters” and roadshow meetings, for purposes of producing an on-line video stream to be released as a serialized narrative. Crush Capital, through its agreement with INE Entertainment, is at most the Executive Producer of content, the entire substance of which is the product solely of the issuer or the issuer and its investment bank serving in its role as underwriter. In other words, any “recommendation” of an offering of securities is made by the issuer itself, or by an investment bank. In regard to compensation, Crush Capital will be compensated by issuers ultimately accepted for inclusion in “Going Public” for its arranging the production and airing of the show and the issuers’ use of its goingppublic.com investor portal. In other words, Crush Capital will not be engaged in the business of, or compensated for, effecting transactions in securities, rendering investment advice, making a recommendation with respect to securities, determining securities to be offered or sold, managing assets for any clients or for engaging in any manner of financial evaluation or metrics of an issuer, pricing an offering or valuation. In addition, the compensation to be paid to Crush Capital by a featured issuer will in no way be based upon the amount of capital being raised by such issuer or the success of its offering. Moreover, to the extent the Staff views the mere publication of the episodes as “investment advice,” Crush Capital should fall within the exclusion from the definition of an “investment adviser” provided by Section 202(a)(11) of the Investment Advisers Act of 1940, as a bona fide publisher of a financial publication in general and regular circulation.

Comments and Responses

Offering Statement on Form 1-A filed August 10, 2020

Risk Factors

“We do not have definitive agreements . . ..”, page 5

1.	We note your response to comment 3, and your amended disclosure on page 5. However, your amended disclosure is not completely responsive to our comment. In an appropriate place in your filing, please briefly describe the terms of the letters of intent and memoranda described in your risk factor disclosure. Please also disclose what your expectations are in terms of finalizing these agreements, with a view to understanding whether and when your business plan will come to fruition.

The Company respectfully notes that it has included brief descriptions of its non-binding letters of intent with CrowdCheck Law, LLP and Issuance, Inc. under “The Company’s Business—Service Provider Partners” and of its non-binding letter of intent with INE Entertainment, LLC under “The Company’s Business—The Show—Production.” With respect to the non-binding memorandum with Roth Capital, in response to the Staff’s comment the Company has revised the disclosure in “The Company’s Business—Service Provider Partners” to provide additional disclosure of the terms set forth in such memorandum with Roth Capital. Each of these non-binding letters of intent and memorandum are also filed as exhibits to the Company’s Offering Statement.

In addition, the Company had previously disclosed that each issuer would separately contract with a transfer agent, an escrow agent and an accommodating broker dealer. Subsequent to its August 10, 2020 filing of its Offering Statement, the Company entered into a non-binding letter of intent with Dalmore Group, LLC under which it has agreed to act as accommodating broker dealer by providing operations and compliance services to each featured issuer if selected by such issuer. The Company has included a brief description of the terms of this non-binding letter of intent under “The Company’s Business—Service Provider Partners” and has filed the letter of intent as an exhibit to the Offering Statement.

With respect to the Staff’s comment regarding the timing of entering into definitive agreements, the Company has added disclosure with respect to INE Entertainment under “The Company’s Business—The Show—Production” as well as in “Risk Factors—We do not have definitive agreements in place with any of our service provider partners or with INE Entertainment, who will produce our show.” We respectfully note that the Company would expect to enter into a definitive agreement only with INE Entertainment. With respect to any investment bank, Dalmore Group, Issuance, CrowdCheck Law, and any escrow agent and transfer agent, each featured issuer would enter into agreements with these service providers (if chosen by the issuer) separately, as disclosed under “The Company’s Business—Service Provider Partners.”

Finally, the company has also revised its disclosure under “Risk Factors—We do not have definitive agreements in place with any of our service provider partners or with INE Entertainment, who will produce our show” to include (1) disclosure regarding Dalmore Group and (2) disclosure addressing the fact that the company does not have any written understanding with any transfer agent or escrow agent.

“We operate in a regulatory environment that is evolving...”, page 6

2.	Identify the broker-dealer you intend to work with and elaborate upon how you will be working with them, such as via your platform, the offerings you will be featuring or otherwise.

The Company has revised its disclosure to cross reference to its disclosure under “The Company’s Business—Service Provide Partners” and “The Company’s Business—The Pre-Offering and Offering Process” as encouraged by Part III of the General Instructions to Form 1-A. Please see “Risk Factors—We operate in a regulatory environment that is evolving and uncertain.” The Company believes that the potential service provider partners, should the issuer choose to engage them, and the more detailed discussion of the process and the roles of potential parties is more appropriate in the discussion of the Company’s business than in this risk factor.

“We may be liable for misstatements made by the issuers we feature . . .”, page 7

3.	We note your response to comment 4, including your statement that you are “hosting . . . featured issuers and will not have any role in determining the content of their disclosure, including the statements made on the show.” However, it appears that you are still understating your role in the promotion of the issuer’s offerings. It does not appear that you are merely hosting a show, but are actively participating in screening and selecting featured issuers, and marketing these issuers to an “investor base” you intend to build. Therefore, please amend your risk factor to more accurately describe your role in marketing your featured issuers’ offerings to your investor base, and the risks related to these activities.

Respectfully, and as discussed above in the General Discussion section of this response, the Company is not marketing issuers to investors and, while participating in the selection review solely for entertainment value as discussed in the General Discussion section above, this first level review will not take into account company valuations, stock prices or financial metrics. As a result, the Company respectfully disagrees that this risk factor understates or fails to accurately describe its role.

4.	In your response to comment 4, you state that you “may hire experts to engage in question and answer sessions with a featured issuer.” Explain what kinds of experts you may retain and the purposes of these question and answer sessions.

Our prior response to comment 4 of the Staff’s July 10, 2020 letter referring to “experts” was imprecise and inaccurate. The response was not intended to imply that such person would be providing a “report or opinion” with respect to the issuer as contemplated by Rule 436 under the Securities Act. Rather, we should have said in our prior response that the show may include persons with knowledge and experience in the financial markets or other relevant industry experience to act as mentors for featured issuers. These persons will not provide any opinion or recommendation with respect to the securities of the issuer.

The Company’s Business

Overview, page 14

5.	We note your response to comment 5, and your amended disclosure that “[you are] giving retail investors direct access to Regulation A offerings with firm commitment underwritings, potentially with liquidity through a new listing on The NASDAQ Stock Market (“NASDAQ”) at pricing. Traditionally, firm commitment IPOs are sold through underwriting syndicates and selling groups to institutional investors and, through brokers, to retail investors. Brokers have broad discretion in allocating IPO shares to its clients and we believe that has led brokers to favoring clients that generate higher revenue for their firm in allocating IPO shares. To date, the vast majority of offerings under Regulation A have been best efforts offerings of securities that are not listed on any stock exchange or quotation system at closing and as a result, are illiquid. We intend to bridge that gap.” Please clarify what is meant by “at pricing,” in the first sentence quoted above. Further, please clarify how featured issuers’ firm commitment offerings will differ from traditional IPO firm commitment offerings, including how you will facilitate access for retail investors. In this regard, we note your statements elsewhere in this section of your offering circular that “firm commitment underwriting and institutional access is solely in the discretion of Roth Capital.”

Please see the General Discussion above. The Company has substantially revised its disclosure in response to the Staff’s comment, removing the reference to “at pricing” and instead including a fuller explanation of a firm commitment underwiring and adding a statement regarding the difference in the allocation process. Please see “The Company’s Business—Overview.” Please also see “The Company’s Business—The Pre-Offering and Offering Process” which addresses in more detail the difference between a traditional IPO process as compared to the contemplated offering process for an issuer featured on “Going Public” conducting a firm commitment offering underwriting process.

6.	We note your response to comment 6, but require additional information in order to fully consider your facts and conclusion. First, under the Commission’s “General Information on the Regulation of Investment Advisers,” a company must satisfy all three requirements enumerated in Section 202(a)(11) of the Investment Advisers Act; however, “[t]he Division construes these elements broadly.” For example, “with respect to ‘compensation,’ the receipt of any economic benefit suffices,” and there is no requirement that compensation be connected to the amount of securities sold in an offering. In light of this, tell us why the cash fee and restricted equity received by you for featuring issuers on your show should not qualify as compensation. Second, we disagree that you are merely hosting a show, or providing a forum similar to an informational bulletin board, because it appears that you are actively establishing criteria and screening for selecting issuers; aiding those issuers in acquiring legal, underwriting, and other services; and providing these issuers with an avenue to “showcase their company.” Further, while you describe the selection of featured issuers as those whose businesses represent “good entertainment value,” your stated business goal is “giving retail investors direct access to Regulation A offerings with firm commitment underwritings, potentially with liquidity through a new listing on The NASDAQ Stock Market (“NASDAQ”) at pricing,” and you intend to target “high quality issuers that are well positioned to conduct an offering under Regulation A.” In light of this, please tell us how this does not constitute “making recommendations.”

Please see the General Discussion above for the Company’s response. We respectfully disagree with the Staff’s characterization of the Company’s role. As noted above, the Company developed the overall concept of “Going Public,” will provide a technology platform for Regulation A investors, and will undertake a first stage selection of potential issuers using a qualitative review of the people involved, public profiles and for entertainment value, which will not take into account company valuations, stock prices, or financial metrics. In regard to compensation, the Company will be compensated by those issuers ultimately accepted for inclusion in “Going Public,” for the Company’s arranging the production and airing of the show and the issuers’ use of its goingppublic.com investor portal. In other words, Crush Capital will not be engaged in the business of, or compensated for, effecting transactions in securities, rendering investment advice, making a recommendation with respect to securities, determining securities to be offered or sold, managing assets for any clients or for engaging in any manner of financial evaluation or metrics of an issuer, pricing an offering or valuation. Moreover, to the extent the Staff views the mere publication of the episodes as “investment advice,” Crush Capital should fall within the exclusion from the definition of an “investment adviser” provided by Section 202(a)(11) of the Investment Advisers Act of 1940, as a bona fide publisher of a financial publication in general and regular circulation.

In the interest of clarity the Company has modified its disclosure. See ” The Company’s Business—Overview,” “Risk Factors—We operate in a regulatory environment that is evolving and uncertain” and “The Company’s Business—The Pre-Offering and Offering Process.”

7.	We note your response to comment 21, but we need additional information before we can fully consider your facts. As noted in the above comment, it does not appear that you are merely hosting a program or providing a bulletin board for information about featured issuers, but are actively screening and selecting issuers’ offerings to market to the audience of your show. Further, while you describe the selection of featured issuers as those whose businesses represent “good entertainment value,” your stated business goal is “giving retail investors direct access to Regulation A offerings with firm commitment underwritings, potentially with liquidity through a new listing on The NASDAQ Stock Market (“NASDAQ”) at pricing,” and you intend to target “high quality issuers that are well positioned to conduct an offering under Regulation A.” You are receiving compensation through fees from featured issuers, and an equity stake in featured issuers. Please provide us additional information to help us reconcile these facts. Also, see our comment below which asks for clarification around the role of your platform, with a view to understanding whether registration as a broker dealer is necessary for that aspect of your business.

Please see the General Discussion above, and the response to comment 6, for the Company’s response.

The Show, page 16

8.	Please revise your disclosure, or provide a detailed response, that depicts a clear timeline of when episodes will be aired alongside a depiction of where each issuer featured in an episode stands with respect to their Regulation A offering. Because we understand that you will only feature issuers with qualified Regulation A firm commitment offerings and because we expect qualification of the offering and consummation of a firm commitment offering to occur in close succession of one another, this suggests that you will be unable to air any episodes until after the firm commitment offering has closed and your episodes will air when secondary trading for the the security will be taking place, on your platform, NASDAQ or otherwise. Please clarify or confirm our understanding. In this regard, it is unclear to us how viewers will be able to invest “while they watch the show” and how a link to the qualified offering circular will be available to them, as your disclosure and your responses to our comments suggest, if the firm commitment offering is already complete. Further, if viewers will only have access to the secondary trading market, it is unclear to us how you will be giving retail investors “direct access to Regulation A offerings with firm commitment underwritings.” Please advise.

Please see the General Discussion above for the Company’s response. The Company included the section “The Company Business—The Pre-Offering and Offering Process” to include a brief discussion of this process and timeline. As noted, the firm commitment offering will not have been completed until the retail tranche has been allocated. Thus, for any firm commitment offerings, viewers will have access to primary shares in a fixed price offering, not “at the market” shares in the secondary market.

The Show

Format, page 16

9.	We note your response to comment 8 that you may feature issuers who do not list on the Nasdaq following pricing of the offering, and that you will not be hosting issuers who are already listed or traded on the Nasdaq or elsewhere and therefore would not anticipate any trading impact from a Nasdaq listing. Please clarify what you mean by “trading impact” and whether the “trading impact” you are referencing relates to NASDAQ Trading or trading on your platform or both.

The Company respectfully notes that its prior response was to the Staff’s comment, to”[p]lease also explain how Nasdaq-listing will impact the trading of relevant Nasdaq-listed featured issuers.” We had understood your original comment to ask what impact the commencement of trading on NASDAQ would have on any pre-existing trading of the featured issuers’ securities. The Company expects that the issuers applying to be on its show would be companies without any pre-existing trading market for their securities, and therefore commencement of trading on NASDAQ could not impact any pre-existing trading of securities. If there were to be a featured issuer that does have a pre-existing trading market for its securities, the Company would expect that the relevant issuer would address this issue in its offering statement disclosure submitted to the Commission. Please see our response to comment 10.

The Crush Capital Platform, page 17

10.	Please elaborate upon exactly how your platform will play a role in the offerings featured on the show. Specifically, explain how your investment platform will allow investors to buy securities in your featured issuers when it appears that your proposed plan is for Roth Capital to commit to buying the securities of your featured issuers. Further, clarify how your platform will interface with those issuers who list on NASDAQ. Finally, because you say your platform “will allow investors to buy securities in your featured issuers, view their holdings and sell securities,” tell us how your platform will be regulated and explain in detail whether your platform is an exchange, alternative trading system or other trading venue. Your response to comment 22 suggests that you are providing a “technology platform where potential sellers of securities can showcase their offerings and provide information to potential investors about how they can contact the seller or a registered broker-dealer to obtain additional information and/or take steps to execute a securities transaction” but your disclosure suggests otherwise. Please substantially revise or advise.

Please see the General Discussion above for a discussion of the process and the Company’s role therein and well as the disclosure added under “The Company’s Business—The Pre-Offering and Offering Process” and “—The Crush Capital Platform.” The Company has revised its disclosure under “The Company’s Business—The Crush Capital Platform” to provide more detail about the specific functions performed by its platform. The Company notes that it has removed the statement regarding investors being able to “buy securities in our featured issuers, view their holdings and sell securities” as it incorrectly attributed this role to the Company as opposed to the transfer agent. The Company will not maintain any investment accounts holding securities for investors in the featured issuers and will have no role in transfers or trading of any securities that have been offered by any issuer using its platform.

Plan of Operation, page 22

11.	We read your response to comment 14 but are unable to locate the revised disclosure. Please advise.

We apologize. We unintentionally omitted the revision in responding to the Staff’s comments previously and have corrected that omission in this filing. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Plan of Operation.”

12.	You disclose that you will receive from each issuer “equity based consideration consisting of the same type of equity proposed to be offered by the issuer, in an amount to be determined between [you] and each issuer.” You also disclose that you do not intend to acquire a controlling interest in any of the issuers and you expect that your equity-based fees would represent significantly less than 10% of an issuer’s outstanding capital. Please clarify the factors you will consider in determining the amount of equity consideration you will receive, including whether this consideration will be based upon the amount of securities sold in the issuer’s offering. Further, while you do not “expect” or “intend” to acquire a controlling or greater than 10% interest in featured issuers, please disclose and clarify whether you could do so, and the consequences to you of obtaining a controlling interest in an issuer.

The Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operation” in response to the Staff’s comment to include the factors it will consider in determining the amount of equity based compensation and that such amount will not be determined on the basis of the amount of securities sold in the issuer’s offering or the success of the offering. Further, it has revised the wording to state that it will set the amount of such equity-based compensation to ensure that it “will not” acquire an amount of securities that represents a controlling interest in any featured issuer and that its ownership in any featured issuer “will represent significantly less” than 10% of an issuer’s outstanding capital, instead of expressing the statement in terms of an expectation or intention. Since the Company will agree with each featured issuer the specific contractual amount of equity-based compensation it will receive at the time it enters into an agreement with such issuer, it is able to make that statement without equivocation. As a result, it does not believe that, respectfully, a discussion of the consequence of obtaining a controlling interest in an issuer is relevant.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Katherine Bagley, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Ta Tanisha Meadows, Securities and Exchange Commission
Darren Marble, Crush Capital Inc.